1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

Robert H. Rosenblum
Email: rrosenblum@wsgr.com
Direct Dial: 202-973-8808
November 1, 2019
Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
100 F Street, NE
Washington, DC 20549
Attn: Dana Brown
Re: YouNow, Inc.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 1
Filed September 27, 2019
File No. 024-11018
Dear Mr. Brown:
YouNow, Inc. (“YouNow” the “Company” or “we”) respectfully submits this supplemental correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s filing on September 27, 2019 of the Company’s Post-Qualification Amendment No. 1 (the “Amendment”) to the Company’s Offering Statement on Form 1-A (as supplemented and amended, the “Offering Statement”).
We are writing this memorandum (“Memorandum”) to describe why it is reasonable to conclude that third party app developers (“Third-Party Developers” and, together with YouNow, “Developers”) who join their apps to YouNow’s network (together with all apps on YouNow’s network, “Props Apps”) are not “brokers” as that term is defined in Section 3(a)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or “dealers” as that term is defined in Section 3(a)(5)(A) of the Exchange Act based on the Third-Party Developer’s participation in YouNow’s distribution of tokens (“Props Tokens”) to users of the Third-Party Developer’s Props Apps, through these Props Apps.1
As an overview, the question here is the appropriate regulatory treatment of a Third-Party Developer who receives Props Tokens from YouNow for creating and operating a Props App that is
1 We acknowledge the need to evaluate the application of Sections 3(a)(4) and 3(a)(5)(A) of the Exchange Act to each Third-Party Developer that joins a Props App to YouNow’s network, and that the analysis set forth in this Memorandum applies only to those Third-Party Developers that operate in the ways described in greater detail below. It is possible that future Third-Party Developers joining YouNow’s network will operate in ways different from those described below, and as a result, the analysis in this Memorandum may not apply to all Third-Party Developers, which will need to be evaluated on a case-by-case basis.

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Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

well used, and who then passes on a defined portion of those Props Tokens to certain users of the Props App as rewards. The Third-Party Developer pays YouNow nothing for the Props Tokens, and the Third-Party Developer receives no payment from the users who receive the Props Tokens. Our view is that the proper regulatory treatment of such a Third-Party Developer is to treat the Third-Party Developer as a statutory underwriter under the Securities Act of 1933, as amended (the “Securities Act”), and (among other things) disclose in the YouNow Offering Circular qualified under Regulation A the material terms of the Third-Party App Developer’s use, receipt, and distribution of the Props Tokens.
Our view also is that the Third-Party Developer is not acting as a broker or a dealer with respect to the Props Tokens. The Third-Party Developer receives no commission, spread or similar compensation for distributing the Props Tokens. The Third-Party Developer receives and distributes the Tokens in what amounts to a rewards program that encourages use of the Props App created and maintained by the Developer. Neither the Third-Party Developer nor the users who receive Props Apps pay for the Props Tokens or make an investment decision to part with money or other value to obtain the Props Tokens; they earn the Props Tokens solely as rewards for using (or for the use of) the Props App. While the Props Tokens are securities because they are investment contracts under the Howey2 test, the Third-Party Developer and the users who receive the Props Tokens are engaged in a fundamentally commercial relationship – the Third-Party Developer creates and markets a Props App, and offers rewards in the form of Props Tokens to users who use that Props App. We do not believe that broker-dealer registration and regulation is the appropriate way to regulate such a commercial relationship, nor do we think that any such regulation is necessary given the disclosure and other requirements applicable to the Third-Party Developer as a statutory underwriter.
More specifically, as discussed in greater detail below, it is reasonable to conclude that Third-Party Developers should not be characterized as “brokers,” because (i) Third-Party Developers will participate in YouNow’s distributions only to serve the commercial purpose of running a successful consumer app and will not receive compensation for successfully effecting securities transactions, and therefore are not “engaged in the business” of effecting securities transactions and (ii) the Third-Party Developer’s distribution of Props Tokens to its Props App users—which does not resemble the purchase and sale of a security for the account of a brokerage customer—does not involve the completion of transactions in Props Tokens for the accounts of YouNow or users.
It is also reasonable to conclude that Third-Party Developers will not be “dealers,” because (i) Third-Party Developers participate in YouNow’s distributions only to serve the commercial purpose of running a successful consumer app and (ii) Third-Party Developers do not receive compensation for buying and selling Props Tokens, and therefore Third-Party Developers will not be in the business of buying and selling securities. Further, because Third-Party Developers will primarily be in the business of operating consumer applications, Third-Party Developers are at most “traders,” who are not engaged in the “regular business” of buying and selling Props Tokens.
2 SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

Below, we provide additional details regarding these conclusions.
FACTUAL BACKGROUND
On July 11, 2019, the Commission qualified an Offering Statement on Form 1-A filed by YouNow on July 10, 2019 with regard to certain distributions of the Props Tokens (as supplemented, the “Offering Statement”). Pursuant to the Offering Statement, YouNow may distribute Props Tokens to users of its Props App and the validators of certain transactions on its network (the “Props Network”). YouNow’s wholly-owned subsidiary, The Props Foundation Public Benefit Corporation, may distribute Props Tokens as grants to persons developing key Props Apps or otherwise contributing to network development efforts. YouNow treats the Props Tokens as securities based on its view that the Props Tokens are “investment contracts” under the guidance provided by the Commission “Framework for ‘Investment Contract’ Analysis of Digital Assets,”3 and the application of the test under SEC v. W. J. Howey Co. (1946)4 to digital assets.
In addition, YouNow has advised us of, and we have assumed for purposes of this memorandum, the following relevant facts.
Currently, YouNow is the only Developer operating on the Props Network, and until the Amendment is qualified by the Commission, YouNow will remain the only Developer operating on the Props Network. No Third-Party Developers currently operate on the Props Network.
As described in the Offering Statement, though, YouNow designed the Props Network to attract additional independent developers to build apps incorporating enhanced functionality for the Props Tokens. The Props Network’s infrastructure is also designed to incorporate Third-Party Developers and their Props Apps into a functioning network and token economy if or when these developers are ready to begin operating Props Apps, so that users may enjoy a healthy ecosystem of Props Apps that afford benefits to holding Props Tokens. Users may, thereby, enjoy attractive user experiences, and as user demand for Props Apps increases, developers may increasingly monetize a Props App by, for example, selling other goods in the Props App. In general, as more users sign-in to a Props App, the Developer will likely realize more commercial success as a result of potential in-app purchases, performance of in-app activities (for example, posting videos, comments, or performing other actions in the Props App) (“In-App Activities”), or general popularity that may otherwise lead the Third-Party Developer to earn additional revenues from, for example, advertising. YouNow, for instance, sells “bars,” a virtual good existing only within YouNow’s app, for cash.
It is anticipated that Third-Party Developers engage in the activities above because they are generally in the business of operating consumer applications for commercial purposes. Because
3 Securities and Exchange Commission, Framework for “Investment Contract” Analysis of Digital Assets (Apr. 3, 2019).
4 SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

Third-Party Developers are, at core, in this business, it is also anticipated that their efforts to distribute the Props Tokens will be a small part of their operations.
The Props Network’s main mechanism for encouraging the development and joining of additional Props Apps is the protocol rewards engine “smart contract” (the “PRE”). Each day, the PRE makes Props Tokens available as rewards for the operation of Props Apps and active usage of Props Apps (“Daily Rewards”). The Props Tokens earmarked for Daily Rewards are currently controlled by the PRE. The number of Props Tokens to be made available as Daily Rewards each day is set by the PRE at 0.001829% of the remaining Props Tokens on a given day, starting with the initial allotment of 400,000,000 Props Tokens controlled by the PRE.
The portion of the total Daily Rewards allocated for the operation and active usage of a particular Props App in any given day (the “Developer Reward Allocation”) is determined by an algorithm (the “algorithm”) programmed into the PRE. Each day, the algorithm makes calculations to determine allocations of Daily Rewards among all Developers, including YouNow. The algorithm’s calculation of a Developer’s Rewards Allocation is based on (i) the number of user sign-ins to the relevant Developer’s Props App made during the previous day and (ii) the number of Props Tokens held by those users. If the number of user sign-ins for a given Props App increases, or the Props App users who signed into the Props App during the previous day had more Props Tokens, the algorithm will allocate a larger number of rewards for that Props App and the Developer’s Reward Allocation will, therefore, be larger. The Third-Party Developer has no direct control over the number of Props Tokens it is allocated, other than by developing and maintaining a Props App that is attractive to users.
The PRE operates to make the Developer Reward Allocation available for issuance by YouNow pursuant to the Offering Statement. Because YouNow operates the PRE, this allocation is an intracompany operation; YouNow’s own “smart contract” makes Props Tokens available to YouNow, so that it may use them in its discretion. YouNow may, then, distribute these Props Tokens pursuant to the Offering Statement. Because YouNow is currently the only Developer operating on the Props Network, the PRE has been operating exclusively to make additional Props Tokens available to YouNow.
For a Developer Reward Allocation allocated to a Developer App subsequent to qualification of the Amendment, the PRE will operate to make the Developer Reward Allocation available for issuance by YouNow, as rewards to the Developer and to the users of that Props App, in each case pursuant to the Amendment. The PRE will send the Developer Reward Allocation to a wallet address or addresses specified by the Developer. The Third-Party Developer may then keep the Props Tokens as rewards for itself or deliver them to users. In no case will a Third-Party Developer earn a fee or be paid for or in connection with transferring a Props Token to a user.
YouNow and the Third-Party Developer will enter into an agreement (the “Developer Agreement”) that will define the approximate portion of Props Tokens that will be kept by the Third-Party Developer versus the approximate portion of Props Tokens that will be distributed to users of

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

the Third-Party Developer’s Props App. The Developer Agreement will oblige the Third-Party Developer to send a specified portion of the Daily Token Amount to users of the Third-Party Developer’s apps (the “User Rewards”) in accordance with a description provided by the Third-Party Developer to YouNow of (i) the Third-Party Developer’s Props App, (ii) the Third-Party Developer’s proposed methods for determining which users will receive User Rewards and in what amounts upon the performance of In-App Activities, and (iii) any restrictions or limitations on a App Developer User’s ability to receive User Props Tokens imposed by the App Developer (collectively, the “App Reward Program Guidelines”). The percentage (the “User Percentage”) of the Daily Token Amount that constitutes User Rewards will be set in the Developer Agreement and described in the Amendment.
Based on these arrangements, to the extent a Third-Party Developer increases the User Percentage, the number of Props Tokens that it may keep out of the Developer Reward Allocation (such Props Tokens, the “App Rewards”) decreases. That is, as the Third-Party Developer increases the number of distributions of Props Tokens it provides to its users, the Third-Party Developer keeps fewer. This is, in effect, the opposite of transaction-based compensation, because the more Props Tokens that are distributed, the less compensation the Third-Party Developer can keep.
YouNow intends for the Third-Party Developer to be able to make changes to the User Percentage and certain other features of the App Rewards Program Guidelines at any time, in each case subject to the expiration of waiting periods defined in the Developer Agreement as necessary for YouNow to update disclosure in the Offering Circular.
Once a Third-Party Developer receives Props Tokens, it will distribute those Props Tokens among its users in the manner described in the App Reward Program Guidelines. Because these allocations are determined at the discretion of the Third-Party Developer, no user has any right to or ownership in any Props Tokens until she receives them.
The Developer Agreement will also oblige the Third-Party Developer to distribute the User Rewards within 7 calendar days of receipt in accordance with the App Reward Program Guidelines, except in circumstances in which a user to whom a Third-Party Developer would otherwise send User Rewards has not yet completed any required know-your-client (“KYC”), anti-money laundering (“AML”) or other applicable checks or documentation (“Eligibility Criteria”), in which case the Third-Party Developer will distribute the User Rewards by the later of (i) such time that KYC and AML checks have been completed and the Props Tokens have been “claimed” by the user or (ii) the App Developer determines to cancel the pending reward upon the user failing to “claim” the Props Tokens after a 180 day period. If an award is cancelled in this manner, then the Third-Party Developer will reallocate the User Rewards to other users in accordance with the App Reward Program Guidelines.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

ANALYSIS
It is reasonable to conclude that Third-Party Developers working on the Props Network will not be acting as “brokers” as that term is defined in Section 3(a)(4) of the Exchange Act for two reasons. First, because Third-Party Developers’ interest in effecting the distribution of Props Tokens will be purely commercial, and because they will not receive compensation for sending Props Tokens to users, Third-Party Developers are not “in the business of” effecting transactions in securities. Second, because these transactions will not be effected for the account of YouNow or the users of the apps, the Third-Party Developer will not be completing transactions “for the account of others” as described in the definition of a broker set forth in Section 3(a)(4) of the Exchange Act.
Further, it is reasonable to conclude that Third-Party Developers working on the Props Network will not be acting as “dealers” as that term is defined in Section 3(a)(5)(A) of the Exchange Act for two reasons. First, because Third-Party Developers’ interest in effecting the distribution of Props Tokens will be purely commercial, and because they will not receive compensation for sending Props Tokens to users, Third-Party Developers are also not engaged in “the business of buying and selling securities.” Second, because any distribution activities conducted by the Third-Party Developer will be only a small part of their overarching business, which is to develop and sustain one or more user applications, Third-Party Developers will be at most mere “traders” in Props Tokens, rather than being dealers as defined in Section 3(a)(5)(A). We discuss these conclusions in more depth below.

1.	It is reasonable to conclude that Developers will not be brokers as that term is defined in Section 3(a)(4) of the Exchange Act.
Under Section 3(a)(4) of the Exchange Act, a “broker” is a person “engaged in the business” of effecting transactions in securities for the account of others. The Commission has indicated that effecting transactions in securities for commissions or other compensation means a person is “engaged in the business” of effecting securities transactions for others.5 Receiving compensation based directly or indirectly on the size, value or completion of any securities transactions (“transaction-based compensation”) is one of the determinative factors in deciding whether a person is “engaged in the business” of being a “broker” under the Exchange Act, in part because this “salesman’s stake” in a securities transaction incentivizes the recipient to encourage transactions that may or may not be appropriate for the parties involved.6 For example, the Commission has found
5 See InTouch Global, LLC, SEC No-Action Letter (Nov. 14, 1995).
6 See, e.g., Brumberg, Mackey and Wall, P.L.C., SEC Staff No-Action Letter (May 17, 2010) (“A person’s receipt of transaction-based compensation in connection with these activities is a hallmark of broker-dealer activity.”); BD Advantage, Inc., SEC Denial of No-Action Request (Oct. 11, 2000); Transfer Online, SEC Denial of No-Action Request (May 3, 2000); see also SEC Division of Trading and Markets, Frequently Asked Questions About the Exemption from Broker-Dealer Registration in Title II of the JOBS Act (Feb. 5, 2013), at Question 5 (noting that “The staff interprets the term ‘compensation’ broadly, to include any direct or indirect economic benefit to the person or any of its associated persons.”).

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

that a “usual transfer fee” for completing the transfer of shares of stock constituted transaction-based compensation,7 and that an entity was receiving transaction-based compensation where a “fee would be based on the number of securities transactions generated.”8 Further, a person proposing to introduce an issuer to his contacts for sales was denied no-action relief, in part, because compensation would be based on completed investments by those contacts.9
The Commission has also determined that a person “effects transactions in securities” if she participates in these transactions “at key points in the chain of distribution.”10 According to the Staff, this type of participation may include, among other activities, assisting an issuer in structuring prospective securities transactions; helping an issuer identify potential purchasers of securities; participating in the order-taking or order-routing process (for example, by taking transaction orders from customers); or soliciting or advertising securities transactions and handling securities.11 For example, the Commission has found that an entity that transferred shares of stock and provided services for the exchange of funds was effecting transactions in securities.12 The Commission has also found that an entity that solicits and refers brokers to other brokers13 or matches orders14 are effecting transactions in securities.
As described in greater detail below, it is reasonable to conclude that Third-Party Developers should not be characterized as “brokers” as defined in Section 3(a)(4) of the Exchange Act. Because Third-Party Developers will participate in YouNow’s distributions only to serve the commercial purpose of running a successful consumer app, and will not receive compensation for successfully effecting securities transactions, it is reasonable to conclude that Third-Party Developers will not be in the business of effecting securities transactions. Further, the Third-Party Developer’s distribution of Props Tokens to its Props App users—which does not resemble the purchase and sale of a security for the account of a brokerage customer—does not involve the completion of transactions in Props Tokens for the accounts of YouNow or users, and as a result, Third-Party Developers will not effect any transactions for the accounts of others.

a.	Third-Party Developers will not be engaged “in the business of” effecting transactions in securities.
It is reasonable to conclude that Third-Party Developers working on, or with Props Apps on, the Props Network will not be “in the business of” effecting transactions in securities” and, therefore, will not be brokers as defined in Section 3(a)(4) of the Exchange Act, for two reasons. First, the
7 See Transfer Online, SEC Staff Denial of No-Action Request (May 3, 2000); 1st Global, Inc., No-Action Letter (May 7, 2001).
8 See BD Advantage, Inc., SEC Denial of No-Action Request (Oct. 11, 2000).
9 See Brumberg, Mackey and Wall, P.L.C., SEC Staff No-Action Letter (May 17, 2010).
10 See Transfer Online, SEC Staff Denial of No-Action Request (May 3, 2000).
11 See, e.g., Transfer Online, SEC Staff Denial of No-Action Request (May 3, 2000).
12 See Transfer Online, SEC Staff Denial of No-Action Request (May 3, 2000).
13 See BD Advantage, Inc., SEC Denial of No-Action Request (Oct. 11, 2000).
14 See BondGlobe, Inc., SEC Denial of No-Action Request (Oct. 4, 2000).

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

Third-Party Developers will not earn “compensation” for effecting these transactions, and even to the extent any benefit they receive could be characterized as “compensation,” none of the compensation a Third-Party Developer earns will be transaction-based compensation that gives the Third-Party Developer a salesman’s stake in any of these transactions. Third-Party Developers do not have the salesman’s stake that is the hallmark of broker activity requiring registration. Second, Third-Party Developers participate in YouNow’s distributions only to serve the commercial purpose of running a successful consumer app and, as a result, any transactions in which they participate will be properly characterized as commercial rather than securities transactions. We discuss these conclusions in more depth below.

i.	Third-Party Developers will not be receiving compensation in connection with the completion of securities transaction and, in any case, do not receive transaction-based compensation.
It is reasonable to conclude that Third-Party Developers will not be “in the business of” effecting transactions in securities because Third-Party Developers do not earn compensation for effecting these transactions, and even to the extent any benefit Third-Party Developers receive could be characterized as “compensation,” none of that compensation will be transaction-based compensation that gives the Third-Party Developer a salesman’s stake in any of these transactions. Third-Party Developers simply do not have the salesman’s stake that is a hallmark of broker activity requiring registration.15
First, Third-Party Developers earn no compensation for their distribution of the Props Tokens. Third-Party Developers receive Props Tokens in exchange for building attractive Props Apps and operating them on the Props Network. The Third-Party Developer pays YouNow no money or other compensation to obtain the Props Tokens, and the Third-Party Developer gets paid no money or other compensation from the users to whom it distributes the Props Tokens. Neither YouNow, the users or any other person or entity pays the Third-Party Developer any commission, spread, money or other compensation for or in connection with the distribution of the Props Tokens.
The Third-Party Developer receives the Props Tokens from YouNow for free, because it has developed a well-used Props App, and the Third-Party Developer distributes the Props Tokens for free, as rewards to active users of its Props App, to encourage those users to continue to use the Props App. The Third-Party App Developer is not, therefore, in the business of selling or otherwise effecting transactions in Props Tokens; it is in the business of designing, maintaining and marketing its Props App.
Second, while there may be—indeed, hopefully are—indirect benefits to the Third-Party Developer for distributing Props Tokens to its users, none of those benefits are reasonably deemed to be broker compensation, and none of those benefits reasonably cause the Third-Party Developer to
15 1st Global, Inc., No-Action Letter (May 7, 2001).

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

be deemed to be a broker. For example, the Third-Party Developer will or may keep some of the Props Tokens for itself. That hardly makes the Third-Party Developer a broker; quite the opposite, when it earns Props Tokens and keeps them for itself, it is, for Securities Act purposes, a “purchaser” of the Props Tokens covered by the YouNow Offering Circular. Since the Third-Party Developer receives and holds those Props Tokens for its own account, it is not acting as a broker or similar intermediary with respect to those Tokens.
Nor is it reasonable to think of those Props Tokens as compensation for distributing the other Props Tokens to users. Pursuant to the algorithm embedded in the PRE, the Third-Party Developer earns Props Tokens regardless of whether it distributes none, some or all of the Props Tokens to users. The number of Props Tokens delivered to the Third-Party Developer by YouNow reflects the success of the Props App, and that number is not meaningfully tied to the Third-Party Developer’s distribution or non-distribution of the Props Tokens. Similarly, the number of Props Tokens retained by the Third-Party Developer is determined in advance by the Third-Party Developer based on commercial considerations such as balancing its need for assets with the positive benefits to the development of its Props App by distributing Props Tokens to users. In fact, there is a strange “inverse transaction-based compensation” system at play here: the more Props Tokens the Third-Party Developer distributes to its users, the less of those Props Tokens it keeps for itself.16 This is an important observation; it demonstrates that the Third-Party Developer has no salesman’s stake in distributing the Props Tokens, and reinforces the critical proposition that the Third-Party Developer distributes the Props Tokens to further the commercial success of the Props App, rather than to operate a business selling or otherwise executing transactions in Props Tokens.
Similarly, the Third-Party Developer might, and hopefully will, receive other benefits from distributing Props Tokens to its users. This “Props Token rewards program” may encourage existing users of the Props App to use the App more often, and may encourage other people to use the Props App. If the Third-Party Developer generates other sources of income from the Props App, such as by selling in-app items for cash, the Third-Party Developer may eventually sell more in-app items and thereby make more money as a result of the increased usage of the Props App due to the Props Tokens rewards program. This is not compensation for distributing the Props Tokens, however—it is
16 We acknowledge that there is a theoretical argument that, by distributing more Props Tokens to users, the Third-Party Developer may be able to earn more Props Tokens in the future. This is because one of the factors that the PRE uses to determine the total number of Props Tokens to allocate to a developer of a Props App is the number of Props Tokens held by users of that developer’s Props App; if the developer sends more Props Tokens to its users, allocations made by the PRE in future periods could be larger for that developer. We don’t, however, believe that this implies that the rewards the Third-Party Developer retains are transaction-based compensation or that the Third-Party Developer is acting as a broker, because the relation between the rewards the Third-Party Developer retains and the rewards the Third-Party Developer gave to users in prior periods is too attenuated. Users receiving rewards may not keep these Props Tokens, may not sign-in or use the Third-Party Developer’s Props App in subsequent periods, and/or could determine to use Props Apps created by other developers more than the Third-Party Developer’s Props App (in which case, the reward made by the Third-Party Developer weighs in favor of increasing that other developer’s allocation from the PRE). As a result, the making of the reward may not help the Third-Party Developer and could, in fact, benefit other developers in future calculation periods to the detriment of the Third-Party Developer.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

compensation for operating a well-liked Props App. We are not aware of any authority or other basis supporting the proposition that sales of in-app items (such as, perhaps, emojis, costumes, tools, weapons and the like) raise broker registration issues. Quite the opposite, these are quintessentially commercial activities, and the fact a Props Token reward program may increase the commercial success of the Third-Party Developer yet again reinforces our conclusion that the Developer is acting in a commercial, not a broker-dealer, capacity.
For all these reasons, any “compensation” accruing to the Third-Party Developer as a result of in-app activities will be unlike the compensation that the Commission has found, in other circumstances, to be compensation for effecting transactions in securities, and particularly transaction-based compensation. In fact, a Third-Party Developer has little direct financial interest in the distribution of the Props Tokens to users, except to create a well-used app. At heart, rather than being a “salesman” of Props Tokens, the Third-Party Developer will be a “salesman” of the app user experience.

ii.	The Third-Party Developer’s interest in effecting the distribution of Props Tokens is purely commercial.
It is also reasonable to conclude that Third-Party Developers will not be “in the business of” effecting transactions in securities, because Third-Party Developers will participate in YouNow’s distributions only to serve the commercial purpose of running a successful consumer app and, as a result, any transactions in which they participate will be properly characterized as commercial rather than securities transactions. We already have addressed this point above, in the discussion of the types of deemed compensation the Third-Party Developer may receive from distributing Props Tokens to users of its Props App. As we discussed, the Third-Party Developer receives no compensation—transaction-based or otherwise—for distributing the Props Tokens. As we also discussed, any indirect “compensation” flowing to the Third-Party Developer from distributing the Tokens to users of its Props App is appropriately understood as commercial in nature. At the risk of repetition, it is now worth taking a somewhat broader view of the interests of a Third-Party Developer in using the Props Tokens as a rewards program; this further reinforces that the Third-Party Developer is engaged in a commercial business of developing, maintaining and marketing its Props App, and that its use of the Props Tokens as a rewards program is to further that commercial business, rather than to engage in a separate securities business.
Importantly, a Third-Party Developer’s participation in YouNow’s distribution of Props Tokens will include only activities that facilitate operation of the Props App a Third-Party Developer has created. Upon YouNow’s distribution of a Developer Rewards Allocation to the Third-Party Developer, the Third-Party Developer will then be able to distribute Props Tokens as User Rewards as contemplated in the Amendment and in the Developer Agreement. The Third-Party Developer may promote its own Props App and produce marketing materials regarding its own Props App and the rewarding of users in its Props App with Props Tokens. In each case, the Third-Party Developer will conduct these activities to advance its own business goals in operating a successful Props App.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

Accordingly, we expect that the Third-Party Developer will design and participate in the distribution primarily in ways that are designed to improve user experience and enjoyment of the Props App—by, for example, cultivating a rewards program that rewards valuable in-app activities. In other words, the Third-Party Developer will only facilitate YouNow’s distribution of Props Tokens as User Rewards to the extent that the distributions incentivize use of its Props App—the primary and underlying business concern for the Third-Party Developer.
Third-Party Developers will, therefore, not in any meaningful way participate in YouNow’s distribution with the business goal of effecting orders for securities; the Third-Party Developer will merely be a seller of a commercial product or service. Similarly, the user of the Props App will not be a buyer of securities in any meaningful sense; the user will be a commercial user of a service offered within the Props App, and will be incentivized to use the Props App by the possibility of earning Props Tokens as rewards for using that App. Thus, even though YouNow is treating the Props Tokens as securities for purposes of federal law, when Props Tokens are used by the Third-Party Developer to incentivize usage of the Props App, the activity will fundamentally not be, in the eyes of the Third-Party Developer or the user, a “sale” of “securities,” but a commercial rewards program incentivizing other commercial behavior.
Further, the activities performed by Third-Party Developers significantly differ from the activities performed by persons that the Commission has determined to be in the business of effecting transactions in securities. This is evident in the cases where the Commission has provided guidance on the activities that trigger the need for registration as a broker. Third-Party Developers will not help YouNow identify “potential purchasers”17 of Props Tokens in the way a broker would, nor will it “match orders”18 in the way a broker would, nor will Third-Party Developers engage in order-taking or order solicitation.19 Third-Party Developers will not be seeking to match disparate “buyers” and “sellers” of Props Tokens as traditional brokers do. The Third-Party Developers will instead attract users to their Props Apps. Each Third-Party Developer will be rewarding users in its own Props App community and seeking to attract users to this community, so that the underlying commercial purposes may be served.
For the reasons discussed above, it is reasonable to conclude that Third-Party Developers will not be “engaged in the business” of effecting transactions in securities.

b.
Even if Third-Party Developer could be deemed to be engaging in the business of effecting transactions in securities, it is reasonable to conclude that the Third-Party Developers will not be doing so “for the account of others.”

17 See Transfer Online, SEC Staff Denial of No-Action Request (May 3, 2000).
18 See BondGlobe, Inc., SEC Denial of No-Action Request (Oct. 4, 2000)
19 Even to the extent that Third-Party Developers are arguably performing these activities, they are not being performed in the way a broker regulated by the Commission would, and therefore they are inconsistent with the Commission’s guidance on these activities.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

Even if Third-Party Developers were deemed to be effecting transactions in securities or receiving compensation for effecting securities transactions, it is reasonable to conclude that they would not be effecting securities transactions “for the account of others,” because they will not be effecting transactions in Props Tokens for the account of either YouNow or users.
First, transactions effected by Third-Party Developers will not be effected for the account of YouNow. Once Props Tokens have been distributed to a Third-Party Developer, YouNow no longer has any interest in the Props Tokens. While YouNow will distribute the Props Tokens to the Third-Party Developer, and will enter into a Developer Agreement governing the distribution of Props Tokens to the Third-Party Developer’s users (which will oblige the Third-Party Developer to deliver Props Tokens to users as contemplated in the Offering Statement and in the Developer Agreement), YouNow has no ownership interest in these Props Tokens at this point. The Developer Agreement does not reserve ownership rights in these Props Tokens for YouNow.
Further, transactions effected by Third-Party Developers will also not be effected for the account of any users. Users do not “ buy” Props Tokens from or through the Third-Party Developer. The Third-Party Developer distributes Props Tokens to certain users as rewards for use of the Props App. While that distribution of Props Tokens must be registered or exempt under the Securities Act —which YouNow will satisfy upon qualification of the Amendment—giving Props Tokens to users of a Props App based on their usage of the Props App does not in any way resemble the purchase or sale of a security for the account of a brokerage customer. At heart, a typical brokerage relationship involves purchases and/or sales of securities by customers based on an investment decision made by either the customer or the broker on the customer’s behalf. In contrast, a user who receives Props Tokens does not make an investment decision to buy Props Tokens and direct the Third Party Developer to execute that transaction; the user makes a decision to use a consumer app and uses the app, and receives rewards for doing so. Further, the Third-Party Developer does not “decide” that a user will purchase the Props Tokens and then execute the transaction: Once the Third-Party Developer’s algorithm for making rewards to users is established, the Third-Party Developer has no discretion as to whether the user will receive Props Tokens. From the Third-Party Developer’s and the user’s standpoint, this is a rewards program and a give-away of Props Tokens; it is not the purchase of Props Tokens for the account of the user from a broker.
For the reasons described above, it is reasonable to conclude that the Third-Party Developer will not be in the business of effecting transactions “for the account of others.” Because the Third-Party Developers will also arguably not “in the business of” effecting securities transactions (as described above), it is reasonable to conclude that the Third-Party Developers will not be brokers as that term is used in Section 3(a)(4) of the Exchange Act.

2.	It is reasonable to conclude that Third-Party Developers will not be “dealers” as that term is defined in Section 3(a)(5)(A) of the Exchange Act.
Under Section 3(a)(5)(A) of the Exchange Act, a “dealer” is a person “engaged in the business of buying and selling securities ... for such person’s own account through a broker or

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

otherwise.” According to the Staff, dealer activities may include, among others, advertising or otherwise holding oneself out as buying or selling securities on a continuous basis, including if requested to do so by customers;20 having a regular turnover of inventory; or participating in the sale or distribution of new issues of securities, such as by acting as an underwriter).21 Receiving compensation in the form of a “dealer spread” or other selling compensation may also indicate that a person is engaged in the business of acting as a dealer.22 The Commission has found, for example, that an entity anticipating customer orders for municipal securities that purchases them in order to sell to customers is engaged in the business of buying and selling securities,23 and that trading in a “systematic way, based on a computerized evaluation system the listed stock market options” could as well.24
Section 3(a)(5)(B), however, excludes from this definition “a person that buys or sells securities . . . for such person’s own account, either individually or in a fiduciary capacity, but not as a part of a regular business.” The Staff distinguishes between dealers, who do fall within Section 3(a)(5)(A)’s definition, and traders, who do not. Individuals who buy and sell securities for their own investment accounts and do not carry on a public securities business generally are traders and not “dealers.” According to the Staff, trader activities may include engaging in securities activities that are relatively minor measured against its other activities.25 Traders do not, in contrast, furnish the services that are usually provided by dealers, such as quoting the market in one or more securities, rendering investment advice, extending or arranging for credit, or lending securities.26 The Commission has stated that “the practical distinction between a ‘trader’ and a ‘dealer’ is often difficult to make and depends substantially upon the facts of a given situation.”27
It is reasonable to conclude that Third-Party Developers will not be acting as dealers for two reasons. First, because Third-Party Developers’ interest in effecting the distribution of Props Tokens will be purely commercial, Third-Party Developers will not receive compensation for buying and selling securities, it is reasonable to conclude that Third-Party Developers will not, therefore, be engaged in “the business of buying and selling securities.” Second, because it is anticipated that any
20 See Continental Grain Company, SEC No-Action Letter (Nov. 6, 1987); Instant Funds, Inc., SEC No-Action Letter (Mar. 14, 1971); United Trust Co. (Morris, Larson, King), SEC Denial of No-Action Request (Sept. 6, 1978).
21 See In re Ironridge Global Partners, LLC, SEC Release No. 75272 (June 23, 2015); but see Acqua Wellington North American Equities Fund, Ltd., SEC No-Action Letter (July 11, 2001) (granting no-action request for entity that was a statutory underwriter, but did not possess the other characteristics of a dealer under the circumstances).
22 See Continental Grain Company, SEC No-Action Letter (Nov. 6, 1987); In re Sodorff, SEC Release No. 34-31134 (Sept. 2, 1992); Stephen V. Hart, SEC No-Action Letter (Feb. 5, 1980) (“if the activity is engaged in for commissions or other compensation with sufficient recurrence to justify the inference that the activity is part of the person’s business, he will be deemed to be ‘engaged in the business’ within the meaning of that term as used in the definitions of ‘broker’ and ‘dealer’.”)
23 United Trust Co. (Morris, Larson, King), SEC Denial of No-Action Request (Sept. 6, 1978)
24 Stephen V. Hart, SEC No-Action Letter (Feb. 5, 1980).
25 See Stephen V. Hart, SEC No-Action Letter (Feb. 5, 1980).
26 See In re National Council of Savings Institutions (June 26, 1986).
27 See id.

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

distribution activities conducted by a Third-Party Developer will be insignificant relative to the entire business of the Third-Party Developer, it is reasonable to conclude that Third-Party Developers will at most be “traders” in Props Tokens, rather than dealers as defined in Section 3(a)(5)(A). We discuss these conclusions in more depth below.

a.
The Third-Party Developers are not engaged in the business of buying and selling securities because their interest in buying and selling Props Tokens is purely commercial and they do not receive compensation in connection with the completion of any securities transaction.

It is reasonable to conclude that Third-Party Developers will not be engaged in “the business of buying and selling securities,” because Third-Party Developers will participate in YouNow’s distributions only to serve the commercial purpose of running a successful consumer app and, as a result, any transactions in which they participate will be properly characterized as commercial rather than securities transactions.
As described above, it is anticipated that Third-Party Developers will generally only participate in YouNow’s distribution of Props Tokens in order to better operate and promote their Props Apps. As a result, it is also anticipated that each of the activities a Third-Party Developer performs with respect to the distribution of Props Tokens will be only performed to the extent it serves the commercial purposes of operating the Props App.
Because Third-Party Developers have fundamentally commercial goals, the involvement of Third-Party Developers with YouNow’s distribution will significantly differ from the activities performed by persons that the Commission has determined to be in the business of conducting dealer activities. As noted above, the Commission has stated that the role of traditional dealers includes activities such as holding oneself out as buying or selling securities on a continuous basis; having a regular turnover of inventory; participating in the sale or distribution of new issues of securities; quoting the market in one or more securities; rendering investment advice; extending or arranging for credit; or lending securities.28 In contrast, Third-Party Developers will be conducting commercial activities related to their consumer app businesses—they will not, for example, hold themselves out as being available to buy and sell Props Tokens in order to make a market in Props Tokens, quote the market in Props Tokens, render investment advice with respect to Props Tokens, extend or arrange for credit related to the Props Tokens, or lend Props Tokens. In fact, the Third-Party Developers have relatively limited activities with respect to the Props Tokens as compared to what a traditional dealer would typically perform.
We recognize that Third-Party Developers do both receive and distribute Props Tokens, but the relatively mechanical and, in any case, commercial role that a Third-Party Developer will have when participating in YouNow’s distribution of Props Tokens to users of the Third-Party Developer’s
28 See Continental Grain Company, SEC No-Action Letter (Nov. 6, 1987); Instant Funds, Inc., SEC No-Action Letter (Mar. 14, 1971).

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

Props Apps affords the Third-Party Developer none of the opportunities to define or create a market in securities associated with traditional dealers. The Third-Party Developer simply passes Props Tokens along as rewards, in what is described in the Offering Statement as a “rewards program on steroids.”
In addition, it is reasonable to conclude that Third-Party Developers will not be engaged in “the business of buying and selling securities” because Third-Party Developers do not earn “compensation” for effecting these transactions. Notably, Third-Party Developers do not earn a “spread” on the Props Tokens; that is, they do not buy the Props Tokens at a low price, sell the Props Tokens at a higher price, and keep the difference as profit. Instead, the Third-Party developers pay nothing for the Props Tokens and charge nothing for the Props Tokens.
As a result, and as described above, Third-Party Developers receive no direct compensation for their roles distributing Props Tokens to users. In addition, although Third-Party Developers may receive a form of compensation for the operation of Props Apps through App Rewards and as more users use their Props Apps, it is reasonable to conclude that this sort of “compensation” will not be compensation for the completion of securities transactions, because this compensation will be independent of the completion of securities transactions. Instead, as discussed above with regard to whether Third-Party Developers are brokers, this compensation relates primarily to the ongoing commercial relationship that the Third-Party Developer will have with YouNow and the Props Network.29
To the extent that a Third-Party Developer may be deemed to be conducting dealer-like activities at all, it may be as a result of their potential status as a statutory underwriter as defined in Section 2(a)(11)30 of the Securities Act. We note that this role, on first blush, could weigh in favor of determining that the Third-Party Developer is a dealer under Section 3(a)(5)(A) of the Exchange Act, because the Staff has previously recognized that participating in new issues of securities, such as by underwriting securities offerings, is one of the ways that entities may fall within the definition of a dealer—likely because the sorts of activities traditionally performed by underwriters are like those of traditional dealers, including having control over how many securities to purchase, and when, as well as having a trading market to sell into.31
29 We address in this Memorandum only the characterization of transactions in the Props Tokens that will be distributed as User Rewards. Whether a Third-Party Developer is acting as a dealer with respect to the Props Tokens it retains from the App Rewards is not addressed in this Memorandum, and each Third-Party Developer must determine for itself whether transactions in such Props Tokens could cause it to be characterized as a dealer under Section 3(a)(5)(A) of the Exchange Act.
30 An underwriter as defined in Section 2(a)(11) of the Securities Act includes “means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking….” Because Third-Party Developers will be receiving Props Tokens from YouNow with the intent to distribute them to app users, Third-Party Developers may fall within this definition.
31 See In re Ironridge Global Partners, LLC, SEC Release No. 75272 (June 23, 2015).

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

We believe, however, that the Third-Party Developer’s potential status as a statutory underwriter under Section 2(a)(11) of the Securities Act does not make Third-Party Developers on the Props Network “dealers.” We note that the activities that make the Third-Party Developer a potential statutory underwriter under Section 2(a)(11) will be unlike the activities of traditional underwriters. Whereas traditional underwriters perform the services of traditional dealers, as described above, the Third-Party Developers will not perform services normally associated with being a dealer. It will only be by virtue of the Third-Party Developer’s commercial operation of the Props App, as described above, that the Third-Party Developer could be deemed to be a statutory underwriter.32

b.
Even if Third-Party Developers were deemed to be engaged in the buying and selling of securities, it is reasonable to conclude that Third-Party Developers will at most be deemed to be traders, and not “dealers.”

It is also reasonable to conclude that Third-Party Developers will not be engaged in “the business of buying and selling securities” because Third-Party Developers will be primarily in the business of operating consumer applications for commercial purposes, and as a result, will at most be mere “traders” in Props Tokens, rather than dealers as defined in Section 3(a)(5)(A).
As described in detail above, the Third-Party Developers adding Props Apps to the Props Network will be in the business of operating consumer apps for commercial purposes. First and foremost, their business in the Props Network is to design and operate an attractive Props App. The Props Tokens will simply represent an additional way for the Third-Party Developer to reward users and enhance user experiences in that Props App. In fact, YouNow believes that the Props Tokens distribution activities conducted by each Third-Party Developer will be insignificant in comparison to its entire business of app development. In fact, for the most part, each Third-Party Developer could operate substantially as it does today, without any involvement with the Props Tokens. In this respect, the activities that the Third-Party Developer will perform with respect to the Props Tokens “are relatively minor measured against [the Third-Party Developer’s] other activities.”33 Therefore, the Third-Party Developer will be more like a “trader” under the Commission’s guidance.
Further, as argued above, the Third-Party Developers on the Props Network will not be furnishing services that are usually provided by dealers, such as quoting the market in one or more securities, rendering investment advice, extending or arranging for credit, or lending securities. To the limited extent the Third-Party Developer participates in YouNow’s Props Token distribution, the
32 We note that being designated as statutory underwriter under the Securities Act does not necessarily make an entity a dealer under the Exchange Act, because acting in such capacity is only one factor in helping to determine if an entity is acting as a dealer, and the question as to whether a person is acting as a dealer can be resolved only by taking into account all relevant circumstances. See, e.g., Acqua Wellington North American Equities Fund, Ltd., SEC No-Action Letter (July 11, 2001) (granting no-action request for entity that was a statutory underwriter, but did not possess the other characteristics of a dealer under the circumstances); Stephen V. Hart, SEC No-Action Letter (Feb. 5, 1980).
33 See Stephen V. Hart, SEC No-Action Letter (Feb. 5, 1980)

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

Third-Party Developer will be distributing Props Tokens as User Rewards. Again, each Third-Party Developer will be operating the Props App for commercial purposes, and will not be providing any additional securities services, nor will a Third-Party Developer hold itself out as a traditional dealer of securities. As a result, even to the extent that the Third-Party Developer could be said to be, technically, in the business of buying and selling Props Tokens, the Third-Party Developer’s involvement with YouNow’s distribution looks at most like activities of a trader rather than a dealer.
It is reasonable, therefore, to conclude that to the extent a Third-Party Developer will be in the business of buying and selling securities at all the Third-Party Developers can reasonably be said to be “traders” and not in the “regular business” of buying and selling securities. Ultimately, because Third-Party Developers will be operating consumer apps-not conducting dealer activities—they should not be deemed to be dealers as defined in Section 3(a)(5)(A) of the Exchange Act.
CONCLUSION
Because (i) Third-Party Developers will participate in YouNow’s distributions only to serve the commercial purpose of running a successful consumer app, such that the transactions in which Props Tokens will be distributed to users will properly characterized as “commercial,” and (ii) Third-Party Developers will not receive compensation for successfully effecting securities transactions, it is reasonable to conclude that Third-Party Developers will not be in the business of effecting securities transactions. Further, the Third-Party Developer’s distribution of Props Tokens to its Props App users—which does not resemble the purchase and sale of a security for the account of a brokerage customer—does not involve the completion of transactions in Props Tokens for the accounts of YouNow or users, and as a result, Third-Party Developers will not effect any transactions for the accounts of others. For these reasons, it is reasonable to conclude that Third-Party Developers should not be characterized as “brokers” as defined in Section 3(a)(4) of the Exchange Act.
Similarly, because (i) Third-Party Developers will participate in YouNow’s distributions only to serve the commercial purpose of running a successful consumer app and (ii) Third-Party Developers will not receive compensation for buying and selling Props Tokens, it is reasonable to conclude that Third-Party Developers will not be in the business of buying and selling securities. Further, because Third-Party Developers will primarily be in the business of operating consumer applications, Third-Party Developers will arguably at most be “traders,” who are not engaged in the “regular business” of buying and selling Props Tokens, rather than “dealers.” For these reasons, it is reasonable to conclude that Third-Party Developers will also not “dealers” as defined in Section 3(a)(5)(A) of the Exchange Act.
The crucial differences between the proposed activities of Third-Party Developers, on the one hand, and brokers and dealers, on the other, also mean that treating the Third-Party Developers as brokers or dealers would not further the policy goals behind broker-dealer registration and regulation. If Third-Party Developers were deemed to be brokers, and Commission and FINRA broker regulation applied to Third-Party Developers, this would impose significant requirements that make no sense in this context. For example, each Third-Party Developer would be subject to

Securities and Exchange Commission
Division of Corporate Finance, Office of Financial Services
November 1, 2019

advertising and marketing restrictions and mandatory review by FINRA for the first year.34 However, the submission to FINRA of a Third-Party Developer’s advertisements to FINRA for its consumer-related social media app would serve little purpose, especially since the principal terms are fully described in the YouNow Offering Circular. Similarly, maintaining minimum net capital requirements35 imposed on brokers seems inapplicable in the context of a consumer app distributing Props Tokens as rewards for In-App Activities, particularly because users have no right to the Props Tokens prior to receiving them. Further, Third-Party Developers are not in any position to make a suitability determination, given users receive Props Tokens for use of a consumer app, not for providing money or similar compensation.36 It is also unclear why such determinations would be appropriate in the context of consumer’s use of a Props App. In general, broker-dealer regulations would not provide more meaningful protections to a user of a Third-Party Developer’s app than those already provided by the Third-Party Developer’s status as a statutory underwriter.
* * *
If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum
34 See, e.g., FINRA Rule 2210.
35 See Exchange Act Rule 15c3-1.
36 See FINRA Rule 2111.